EXHIBIT 5

BRIGGS AND MORGAN

PROFESSIONAL ASSOCIATION

2200 IDS CENTER

MINNEAPOLIS, MN  55402

(612) 977-8400

August 26, 2011

Granite City Food & Brewery Ltd.

5402 Parkdale Drive, Suite 101

Minneapolis, Minnesota 55416

Ladies and Gentlemen:

We are counsel to Granite City Food & Brewery Ltd. (the “Company”), a Minnesota corporation, in connection with its filing of a registration statement on Form S-3, under the Securities Act of 1933, as amended, relating to the proposed sale by selling shareholders of 980,237 shares of the Company’s common stock, consisting of (a) 936,990 shares of common stock issuable upon conversion of preferred stock, (b) 40,000 shares of common stock issuable upon exercise of warrants by certain selling shareholders, and (c) 3,247 shares held by another selling shareholder (collectively, the “Securities”).

We have examined the registration statement and those documents, corporate records, and other instruments we deemed relevant as a basis for the opinion herein expressed.

Based on the foregoing, it is our opinion that, upon conversion of the preferred stock or exercise of the warrants, as applicable, (1) the Securities are legally and validly issued, fully paid and nonassessable, and (2) when the registration statement has been declared effective by order of the Securities and Exchange Commission, the Securities, when sold by the selling shareholders as contemplated by the registration statement, will be legally and validly issued, fully paid and nonassessable.

We hereby consent to the filing of this opinion as Exhibit 5 to the registration statement and to the reference to our firm under the caption “Legal Matters” in the prospectus included in such registration statement.

Very truly yours,

/s/ BRIGGS AND MORGAN,
Professional Association